Exhibit 99.31

U.S. Silver Issues Warrant Acceleration Notice to Holders from September 2010 Private Placement

TORONTO--(BUSINESS WIRE)--July 29, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or the “Company”) announces that it has issued today a warrant acceleration notice to all warrant holders from a bought deal private placement that closed on September 29, 2010, subject to the terms, covenants, conditions and provisions of the September 29, 2010 warrant indenture. The Company has also issued an acceleration notice to all holders of broker options issued on September 29, 2010. As the common shares of US Silver have traded above $0.45 for twenty consecutive trading days since June 29, 2011, US Silver has provided notice to all warrant and broker option holders that the warrants and broker options will expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice. The Company originally issued 13,282,500 warrants exercisable at a price of $0.35 and 1,593,900 broker options exercisable at $0.26 as part of the bought deal private placement.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
US Silver Corporation
Tom Parker, 208-752-0400
CEO
or
Chris Hopkins, 416-907-9539
CFO
or
TMX Equicom
Patrick Piette, 416-815-0700 x267